Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
		(dollars in thousands)
Income (loss) before income taxes and discontinued operations	$1,598	$(185,354)	$(279,506)	$51,152	$61,476	$43,437
Plus fixed charges:
Interest Expense on Deposits	23,146	61,905	69,136	98,128	65,612	25,546
Interest Expense on Borrowings	3,414	11,829	31,547	27,805	18,685	7,022

Fixed Charges	$26,560	$73,734	$100,683	$125,933	$84,297	$32,568

Dividends and accretion on preferred stock	$4,933	$9,742	$1,081	—	—	—

Ratio of Earnings to Fixed Charges (Including deposit interest)	—	—	—	1.41	1.73	2.33
Ratio of Earnings to Fixed Charges (Excluding deposit interest)	—	—	—	2.84	4.29	7.19
We computed the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of our fixed charges and dividends accrued on our outstanding Series A Preferred Stock and related discount accretion. For purposes of computing this ratio, “earnings” calculated in accordance with Item 503(d) of Regulation S-K consisted of (i) net income (loss) before income taxes and discontinued operations plus (ii) fixed charges. “Fixed charges” calculated in accordance with Item 503(d) of Regulation S-K consisted of interest on deposits plus interest on borrowed funds. Earnings including deposit interest for the six months ended June 30, 2010 and the years ended December 31, 2009 and 2008 were insufficient to cover fixed charges and dividends and accretion on preferred stock by $3.3 million, $83.5 million and $101.8 million respectively.